

November 7, 2013

Megan Hadley Koehler
Secretary to the Trust
CONTEXT CAPITAL FUNDS
Three Canal Plaza, Suite 600
Portland, ME 04101

Re: CONTEXT CAPITAL FUNDS, File Nos. 333-191710; 811-22897

Dear Ms. Koehler:

On October 11, 2013, you filed on behalf of CONTEXT CAPITAL FUNDS ("Registrant"), an open-end investment company, a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940, to register common shares of the Context Alternative Strategies Fund ("Fund"). We have reviewed the filing and have the following comments.

Preliminary Prospectus

Fees and Expenses

1. Given that the first three captions under Shareholder Fees are "None," please consider streamlining these captions by deleting the parentheticals, "(as a percentage of the offering price)."

2. The fee table includes a sub-caption entitled "Dividend and Interest Expenses on Short Sales." Revise the table so that the sub-caption is shown as a component of the Fund's Other Expenses. Per instruction 3(c)(iii) to Item 3 of Form N-1A, "The Fund may subdivide [Other Expenses] into no more than three subcaptions that identify the largest expense or expenses comprising 'Other Expenses,' but must include a total of all 'Other Expenses.'" Alternatively, the Fund may include the components of "Other Expenses" in a parenthetical to the caption."

3. Please conform the caption "Net Annual Fund Operating Expenses" to the caption described in instruction 3(e) to Item 3 of Form N-1A: "Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement."

4. Delete footnote number 2 to the fee table, as it is neither permitted nor required. Instead, this language may be included with the disclosure on page 3, in paragraph 6, to describe short sales.

5. Footnote number 3 to the fee table includes the following disclosure: "AFFE are fees and expenses incurred indirectly by the Fund as a result of its investments in shares of one or more 'acquired funds' which generally includes investments in other mutual funds, hedge funds, private equity funds and other pooled investment vehicles." Please delete this language as it is neither permitted nor required by Form N-1A. See, instructions 3(f)(vi) and (vii) to Item 3 of Form N-1A, for an explanation of the language permitted in footnotes regarding AFFE.

6. The Expense Cap described in footnote number 4 has a termination date of March 31, 2017. Please confirm that the Investment Management agreement with the Fund's Advisor, Context Capital Advisers, LLC, has a termination date that coincides with the termination date of the waiver.

7. The third clause in footnote number 4 states that the waiver may be reimbursed by the Adviser if it "does not cause the Net Annual Fund Operating Expenses of the Fund to exceed the Expense Cap." Add language so that the reimbursement does not cause the Net Annual Fund Operating Expenses of the Fund to exceed the Expense Cap in place at the time the fees were waived.

Principal Investment Strategies

8. Please discuss how the Fund's strategies seek to meet the Fund's investment objective of capital appreciation with an emphasis on absolute returns and low correlation to the broader U.S. equity and bond markets. Also, please define and discuss the broader U.S. equity and bond markets. For example, does the broader U.S. equity market refer to the S&P 500 Index or the Russell 1000?

9. In the paragraph describing the Long/Short Equity Investing, Market Neutral Equity Investing strategy, disclose the market capitalizations of the equity securities in which the fund will invest.

10. The fourth paragraph of this section discloses that the fund will invest in "common stocks and preferred stocks of U.S. and foreign issuers." Provide examples of countries in which the Fund is likely to be invested. If a significant portion of the Fund's portfolio will be invested in a single country or a small number of countries, this should be disclosed and the risks peculiar to those countries should be disclosed.

11. The Fixed-Income, Long/Short Credit strategy disclosure states that the Fund will take "long and short positions in fixed-income securities." Include disclosure regarding the maturity strategy and credit quality standards of the fixed-income instruments.

12. In the paragraph describing the Fund's Convertible Arbitrage Investing strategy, indicate whether the Fund will write equity call options that are covered.

13. The tenth paragraph regarding investments in distressed securities should include the words "junk bonds" following the words "Distressed Securities Investing."

14. On pages 3 and 4 of the prospectus, the Fund discloses that it may engage in transactions involving swap agreements, credit default swaps, and total return swaps. If the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See, generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See, Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. Furthermore, if the Fund will sell or write credit default swap agreements, please confirm that it will set aside the full notional value of the swap to cover its position under the swap agreement.

15. On page 3, in the penultimate paragraph discussing the Fund's investment in derivatives, you state, "The Fund does not invest more than 25% of its assets in contracts with any one counterparty." In your comment response letter, state how the Fund will calculate the 25% limitation. We may have further comments.

16. The first full paragraph on page 4 mentions that the Fund will actively trade portfolio investments. It goes on to describe the risks of doing so, such as higher transaction costs and taxes. Please move the discussion of risks associated with actively trading to the Principal Investment Risks section.

17. In the penultimate paragraph of the Principal Investment Strategies section, you state that, "The Fund may purchase securities in private placements." Please disclose in this section whether the Fund will bear the costs of registration and whether the shares will be restricted for a number of months.

18. On page 4, in the second full paragraph, you state, "The Adviser may invest up to 10% of the Fund's assets in unaffiliated hedge funds . . . ." Please confirm to the staff that the Fund will not invest more than 15% of the Fund's assets in affiliated and non-affiliated hedge funds and that such funds will be deemed illiquid assets.

Principal Investment Risks

19. The third sentence in the first paragraph of this section states, "An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency." Is the Fund advised by or sold through an insured depository institution? If not, delete the sentence. See, Item 4(b)(1)(iii) of Form N-1A.

20. On page 6 of this section, you discuss derivatives risk. Please note that the Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter and revise your disclosure concerning the risks of derivatives.

21. The bulleted paragraph on page 6 regarding distressed securities should include the words "junk bonds" and add language describing the speculative nature of these types of securities.

22. On page 7, the sub-caption "High-Yield Fixed-Income Securities Risk" should be followed by the parenthetical "(junk bonds)."

Tax Information

23. In this section, you state: "Shareholders may receive distributions from the Fund, which may be taxed to shareholders other than tax-exempt investors (such as tax-deferred retirement plans and accounts) as ordinary income or capital gains." Investors with tax-deferred accounts may not be tax-exempt investors and may still be taxed on securities withdrawn from such accounts. Please revise the disclosure accordingly.

Details Regarding Principal Investment Strategies and Risks

24. On page 11, the disclosure indicates that, "The Fund's investment objective is non-fundamental and may be changed by the Board of Trustees without a vote of shareholders." If shareholders will be provided with notice regarding such changes, please add to the disclosure as appropriate.

Portfolio Managers

25. What was Mr. Dudley's occupation from 2008 to 2010? Pursuant to Item 10(a)(2) of Form N-1A, state the Portfolio Manager's business experience during the past 5 years (2008-2013).

Statement of Additional Information

Board of Trustees Table

26. Confirm to the staff that the information on page 27 regarding the "Other Directorships Held By Trustee" will be provided based on the past five years.

27. The table on page 29 regarding the Trustees' beneficial ownership in the Fund contains a typo regarding the date. Currently it states "December 30, 1899." Please revise as appropriate.

28. Why is Nathan Wagner listed as an independent trustee when he is also the President and Principal Executive Officer of the Trust?

Fees

29. The last sentence of the second paragraph on page 32 in this sub-section states, "Thus, any fee breakpoints or other reduction in a Subadviser's fee rates insures to the benefit of Adviser rather than the Fund." Should the word "insures" be replaced with the word "inures?"

Part C Other Information

Item 28. Exhibits

30. Item 28(m) states that, "Rule 12b-1 Distribution Plan – To be filed by amendment." However, the disclosure on page 33 of the SAI states, "The Fund does not have a distribution (12b-1) plan; accordingly, the Distributor does not receive compensation from the Fund for its distribution (12b-1) services." Please harmonize the disclosure as appropriate.

Index To Exhibits

31. Exhibit (d)(1) indicates that the registration statement will include a "Form of Investment Advisory Agreement." Note that the filing must include a copy of the Investment Advisory Agreement along with the Waiver Agreement, if applicable.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Megan Hadley Koehler
November 7, 2013

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions about these comments, please call me at (202) 551-6769.

Sincerely,

/s/ Deborah O'Neal-Johnson

Deborah O'Neal-Johnson
Senior Counsel